SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                FOR JULY 21, 2004

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.            Description

Exhibit No. 1         Employee Trust announcement dated 15 June 2004
Exhibit No. 2         Director Shareholding announcement dated 16 June 2004
Exhibit No. 3         Employee Trust announcement dated 18 June 2004
Exhibit No. 4         Employee Trust announcement dated 22 June 2004
Exhibit No. 5         Employee Trust announcement dated 25 June 2004
Exhibit No. 6         Employee Trust announcement dated 28 June 2004
Exhibit No. 7         Employee Trust announcement dated 30 June 2004
Exhibit No. 8         Director Shareholding announcement dated 30 June 2004
Exhibit No. 9         Employee Trust announcement dated 2 July 2004
Exhibit No. 10        Employee Trust announcement dated 2 July 2004
Exhibit No. 11        Employee Trust announcement dated 8 July 2004
Exhibit No. 12        Director Shareholding announcement dated 12 July 2004
Exhibit No. 13        Employee Trust announcement dated 12 July 2004
Exhibit No. 14        Employee Trust announcement dated 13 July 2004
Exhibit No. 15        Employee Trust announcement dated 14 July 2004
Exhibit No. 16        Employee Trust announcement dated 16 July 2004
Exhibit No. 17        Employee Trust announcement dated 21 July 2004

Exhibit No. 1

                            Allied Domecq PLC

                 Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 15 June 2004, that they disposed on that date of a total of 80,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 28,476,655 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

15 June 2004

Exhibit No. 2

                                    SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000         - held in Sharelink Nominees Limited
219,691         - held by Towers Perrin Share Plan Services
                  (Guernsey) Ltd  - trustees of the Allied Domecq
                  PLC Share Ownership Trust
  1,083         - Computershare Trustees Limited
    400         - 100 American Depositary Shares held in own name
 72,249         - held in own name
398,423         - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).

7) Number of shares/amount of stock acquired

27    Partnership shares
7 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP4.5925 - Partnership and Matching shares

13) Date of transaction

7 June 2004 - Partnership and Matching share award

14) Date company informed

15 June 2004

15) Total holding following this notification

105,000       - held in Sharelink Nominees Limited
219,691       - held by Towers Perrin Share Plan Services
                (Guernsey) Ltd - trustees of the Allied Domecq
                PLC Share Ownership Trust
  1,117       - Computershare Trustees Limited
    400       - 100 American Depositary Shares held in own name
 72,249       - held in own name
398,457       - Total

16) Total percentage holding of issued class following this notification

0.04% If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification 16 June 2004

Exhibit No. 3

                            Allied Domecq PLC

                 Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 4 separate notifications, dated 16, 17 and 18 June 2004, that they disposed on those dates of a total of 72,165 Ordinary shares of 25p each in Allied Domecq PLC and a total of 2,000 American Depositary Receipts
(ADRs) in Allied Domecq PLC

These ADRs and shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 28,396,490 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

18 June 2004

Exhibit No. 4

                             Allied Domecq PLC
                   Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 3 separate notifications, dated 21 and 22 June 2004, that they disposed on those dates of a total of 107,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 28,288,990 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary


22 June 2004

Exhibit No. 5

                           Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 2 separate notifications dated 25 June 2004, that they disposed on that date of a total of 112,000 Ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following these disposals is 28,176,990 shares (made up of both Ordinary Shares and ADRs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary


25 June 2004

Exhibit No. 6
                          Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 28 June 2004, that they disposed on that date of a total of 55,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 28,121,490 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary

28 June 2004

Exhibit No. 7
                             Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 3 separate notifications, two dated 29 and one dated 30 June 2004, that they disposed on those dates of a total of 328,098 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 27,793,392 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary


30 June 2004

Exhibit No. 8

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

    ALLIED DOMECQ PLC

2)  Name of director

    RICHARD GRAHAM TURNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-

    beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    DIRECTOR AND MRS S A TURNER (SPOUSE)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME

                     -  6,676 SHARES HELD IN PEPs

                     - 52,925 SHARES HELD IN TOWERS PERRIN

                              SHARE PLAN SERVICES (GUERNSEY)

                              LTD, TRUSTEES OF THE ADPLC SHARE

                              OWNERSHIP TRUST

                     -  3,500 SHARES HELD IN VIDACOS NOMINEES

                              LIMITED A/C SSB1

    MRS S A TURNER   - 47,496 SHARES HELD IN OWN NAME

                     - 11,032 SHARES HELD IN PEPs

    TOTAL            -129,129 SHARES




5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    RELATES TO DIRECTOR AND DIRECTOR'S SPOUSE - MRS S A TURNER

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    SHARE ACQUISITION IN BOTH GENERAL AND SINGLE COMPANY PEPs (DIVIDEND RE-

    INVESTMENT)

7)  Number of shares/amount of
    stock acquired

    MR R G TURNER  - 5 SHARES

    MRS S A TURNER - 0 SHARES

    TOTAL          - 5 SHARES

8)  Percentage of issued class

    0.000%

9)  Number of shares/amount
    of stock disposed

    NIL

10) Percentage of issued class

    NIL

11) Class of security

    25P ORDINARY SHARES

12) Price per share

    482 PENCE

13) Date of transaction

     28 June 2004

14) Date company informed

    29 June 2004


15) Total holding following this notification

    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME

                     -  6,681 SHARES HELD IN PEPs

                     - 52,925 SHARES HELD IN TOWERS PERRIN

                              SHARE PLAN SERVICES (GUERNSEY)

                              LTD, TRUSTEES OF THE ADPLC SHARE

                              OWNERSHIP TRUST

                     -  3,500 SHARES HELD IN VIDACOS NOMINEES

                              LIMITED A/C SSB1

    MRS S A TURNER   - 47,496 SHARES HELD IN OWN NAME

                     - 11,032 SHARES HELD IN PEPs

    TOTAL            -129,134 SHARES




16) Total percentage holding of issued class following this notification

    0.012%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

    CHARLES B. BROWN, TELEPHONE 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification


    CHARLES B. BROWN

    DIRECTOR OF SECRETARIAT & DEPUTY COMPANY SECRETARY



    Date of Notification   30 June 2003

Exhibit No. 9

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 3 separate notifications, two dated 1 July and one dated 2 July 2004, that they disposed on those dates of a total of 64,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 27,728,892 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

2 July 2004

Exhibit No. 10
                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 2 July 2004, that they disposed on that date of a total of 14,000 Ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following this disposal is 27,714,892 shares (made up of both Ordinary Shares and ADRs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.





Charles B Brown
Director of Secretariat & Deputy Company Secretary


2 July 2004

Exhibit No. 11
                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 7 July 2004, that they disposed on 6 July of a total of 3,750 American Depositary Receipts (ADRs) in Allied Domecq PLC.

These ADRs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 27,699,892 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary


8 July 2004

Exhibit No. 12

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited

219,691 - held by Towers Perrin Share Plan Services

          (Guernsey) Ltd - trustees of the Allied Domecq

          PLC Share Ownership Trust

  1,117 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

 72,249 - held in own name
398,457 - Total



5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).


7)  Number of shares/amount of stock acquired


28     Partnership shares
 7 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)


8)  Percentage of issued class

Less than 0.001%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP4.6100   - Partnership and Matching shares


13) Date of transaction

7 July 2004- Partnership and Matching share award


14) Date company informed

9 July 2004


15) Total holding following this notification


105,000 - held in Sharelink Nominees Limited

219,691 - held by Towers Perrin Share Plan Services

          (Guernsey) Ltd - trustees of the Allied Domecq

          PLC Share Ownership Trust

  1,152 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

 72,249 - held in own name
398,492 - Total


16) Total percentage holding of issued class following this notification

0.04%



If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification   12 July 2004

Exhibit No. 13

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 9 July 2004, that they disposed on that date of a total of 7,200 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 27,692,692 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

12 July 2004

Exhibit No. 14

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 13 July 2004, that they disposed on 9 July of a total of 1,875 American Depositary Receipts (ADRs) in Allied Domecq PLC.

These ADRs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 27,685,192 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

13 July 2004

Exhibit No. 15

                             Allied Domecq PLC

                   Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 14 July 2004, that they disposed on that date of a total of 69,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 27,615,692 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B Brown
Director of Secretariat & Deputy Company Secretary


14 July 2004

Exhibit No. 16
                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 3 separate notifications, one dated 15 July and two dated 16 July 2004, that they disposed on those dates of a total of 21,818 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 27,593,874 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown

Director of Secretariat & Deputy Company Secretary



16 July 2004

Exhibit No. 17
                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 20 July 2004, that they disposed on that date of a total of 15,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 27,578,874 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary


21 July 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

21 July, 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary